04003385

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65992

RECEIVED MAR - 1 2004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/28/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northern Access LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 Parkers Lake Road
(No. and Street)

Wayzata	MN	55391
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche
(Name – *if individual, state last, first, middle name*)

400 One Financial Plaza, 120 South Sixth Street,	Minneapolis,	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 25 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

NORTHERN ACCESS LLC

TABLE OF CONTENTS

This report* contains (check all applicable boxes):

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a(e)(3)*

OATH OR AFFIRMATION

I, Mark Kuper, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northern Access LLC, as of December 31st, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

ANDREA M. VILLALOBOS
NOTARY PUBLIC - MINNESOTA
MY COMMISSION EXPIRES
JANUARY 31, 2005

Signature

Managing Member

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Northern Access LLC

(SEC I.D. No. 8-65992)

Financial Statements as of December 31, 2003 and for the Period from May 28, 2003 (date of inception) Through December 31, 2003, Supplemental Schedule as of December 31, 2003, Independent Auditors' Report and Supplemental Report on Internal Control

* * * * *

Filed Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, Minnesota 55402-1844

Tel: (612) 397-4000
Fax: (612) 397-4450
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
Northern Access LLC

We have audited the accompanying statement of financial condition of Northern Access LLC (the "Company") as of December 31, 2003 and the related statements of operations, cash flows, and changes in stockholder's equity for the period from May 28, 2003 (date of inception) through December 31, 2003 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2003 and the results of its operations and its cash flows for the period from May 28, 2003 (date of inception) through December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 25, 2004

NORTHERN ACCESS LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash	$ 112,685
Deposit at clearing broker	98,126
Accounts receivable from customers	83,969
Receivable from affiliates	2,113
Prepaid expenses	3,682
TOTAL	$ 300,575

LIABILITIES AND STOCKHOLDER'S EQUITY

Accrued expenses	$ 39,526
Payable to affiliates	9,942
	49,468
Stockholder's equity:	
Additional paid-in capital	170,000
Retained earnings	81,107
Total stockholder's equity	251,107
TOTAL	$ 300,575

See notes to financial statements.

NORTHERN ACCESS LLC

STATEMENT OF OPERATIONS
PERIOD FROM MAY 28, 2003 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2003

REVENUE:	
Commissions earned	$ 292,113
Interest	125
Total revenue	292,238
EXPENSES:	
Compensation and benefits	76,475
Commissions	82,392
Exchange fees, licenses, and permits	16,227
Professional services	19,344
Other	16,693
Total expenses	211,131
NET INCOME	$ 81,107

See notes to financial statements.

NORTHERN ACCESS LLC

STATEMENT OF CASH FLOWS
PERIOD FROM MAY 28, 2003 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2003

CASH FLOWS USED IN OPERATING ACTIVITIES:	
Net income	$ 81,107
Adjustments to reconcile net income to cash used in operating activities—	
Changes in assets and liabilities:	
Deposit at clearing broker	(98,126)
Prepaid expenses	(3,682)
Accounts receivable from customers	(83,969)
Receivable from affiliates	(2,113)
Accounts payable and accrued expenses	39,526
Payable to affiliates	9,942
Total adjustments	(138,422)
Net cash used in operating activities	(57,315)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES—	
Capital contribution	170,000
INCREASE IN CASH AND CASH EQUIVALENTS	112,685
CASH—May 28, 2003 (date of inception)	-
CASH—December 31, 2003	$ 112,685

See notes to financial statements.

NORTHERN ACCESS LLC

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

	Additional Paid-in Capital	Retained Earnings	Total
BALANCES—May 28, 2003 (date of inception)	$ -	$ -	$ -
Capital contribution	170,000		170,000
Net income		81,107	81,107
BALANCES—December 31, 2003	$ 170,000	$ 81,107	$ 251,107

See notes to financial statements.

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business—Northern Access LLC (the "Company") formed May 28, 2003, is a privately held Delaware limited liability company operating as a registered securities broker/dealer. The Company provides broker/dealer services to other broker/dealers and to nonbroker/dealers who are financial institutions, investor advisors, and hedge funds. Transactions are recorded on the trade date.

Subject to provisions within the operating agreement, all profits and losses of the Company shall be allocated to the members pro rata according to the members' respective percentage interests.

Revenue Recognition—Commissions are recognized as earned.

Income Taxes—The Company is treated as a partnership for U.S. federal income tax purposes. Accordingly, there is no provision for income taxes in the Company's financial statements.

Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements—In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46, *Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51* ("FIN 46"). FIN 46 explains how to identify variable interest entities and how an enterprise assesses its interest in a variable interest entity to decide whether to consolidate that entity. This Interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. On December 24, 2003, the FASB published a revision to FIN 46 ("FIN 46 (R)"). FIN 46 (R) clarifies certain provisions of FIN 46 and exempts certain entities from its requirements. The Company does not anticipate that the adoption of FIN 46 and FIN 46 (R) will result in the Company consolidating variable interest entities or providing disclosures on variable interest entities.

2. DEPOSIT AT CLEARING BROKER

The Company is required to maintain an error settlement account with a clearing broker in connection with its responsibilities owed to their customers. The Company had $98,126 on deposit with the clearing broker at December 31, 2003.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's (the "Commission") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company's net capital of $220,373 was $215,373 in excess of its required net capital of $5,000. The Company's ratio of aggregated indebtedness to net capital was 0.22 to 1 at that date.

4. EXEMPTION

The Company is exempt from Rule 15c3-3 of the Commission. Therefore, the Company is not required to make periodic computations of reserve requirements for the exclusive benefit of customers.

5. RELATED-PARTY TRANSACTIONS

The Company entered into a cost-sharing agreement with affiliated companies to share expenses pro rata on office space, equipment, and other general operating expenses based on the number of employees. At December 31, 2003, $9,942 was payable to affiliates related to these expenses. This amount is included in "other expenses" on the statement of operations. In addition, the Company recorded revenues from affiliates of $15,480 for the period ended December 31, 2003 in the statement of operations. The amount of $2,113 is receivable from affiliates at December 31, 2003.

The results of operations of the Company are not necessarily indicative of the results that might occur if the Company were operating independently.

* * * * * *

SUPPLEMENTAL SCHEDULE

NORTHERN ACCESS LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2003

NET CAPITAL:	
Total stockholder's equity from the statement of financial condition	$ 251,107
Less nonallowable assets:	
Accounts receivable from customers more than 30 days outstanding	24,939
Receivable from affiliates	2,113
Prepaid expenses	3,682
Total nonallowable assets	30,734
Net capital	$ 220,373
AGGREGATE INDEBTEDNESS—	
Total liabilities from the statement of financial condition	$ 49,468
COMPUTATION OF NET CAPITAL REQUIREMENT—	
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000)	$ 5,000
Excess net capital	$ 215,373
Ratio of aggregate indebtedness to net capital	0.22

There were no differences between the net capital and aggregate indebtedness under SEC Rule 15c3-1 as shown herein and with those filed by the respondent in Part II of Form X-17a-5.

Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, Minnesota 55402-1844

Tel: (612) 397-4000
Fax: (612) 397-4450
www.deloitte.com

Deloitte & Touche

February 25, 2004

Northern Access LLC
130 Lake Street West, Suite 101
Wayzata, Minnesota 55391

In planning and performing our audit of the financial statements of Northern Access LLC (the "Company") as of December 31, 2003 and for the period from May 28, 2003 (date of inception) through December 31, 2003 (on which we issued our report dated February 25, 2004), we considered the Company's internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3(14). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low

Deloitte
Touche
Tohmatsu

level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,